MATERIAL CHANGE REPORT

FORM 51-102F3

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:	REPORTING ISSUER

Fronteer Development Group Inc.
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

ITEM 2:	DATE OF MATERIAL CHANGE

April 22, 2009

ITEM 3:	NEWS RELEASE

A news release in respect of the material change was issued by Fronteer Development Group Inc. ("Fronteer") on April 22, 2009. A copy of the news release is attached to this report as Schedule A.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

A new Senior Officer has joined Fronteer. Mr. Troy Fierro has agreed to join Fronteer in the position of Chief Operating Officer.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Mr. Troy J. Fierro, B.Sc. Mine Engineering, has agreed to join Fronteer in the capacity of Chief Operating Officer. Mr. Fierro has more than 25 years of industry experience. He has previously held senior mining roles with Metallica Resources Inc. and Coeur d’Alene Mines, including overseeing the development, construction or management of mines in Nevada, Mexico, Argentina, Chile and Alaska. Most recently, at Metallica Resources, he played the lead role in the construction of the Cerro San Pedro Mine in Mexico, Metallica’s first operating asset.

For further details, please see the news release attached as Schedule A hereto.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Aurora is knowledgeable about the material change and this report:

Sean Tetzlaff
Chief Financial Officer and Corporate Secretary
604-632-4677

ITEM 9:	DATE OF REPORT

DATED at Vancouver, British Columbia this 22nd day of April, 2009.

By	(signed) Sean Tetzlaff
Sean Tetzlaff
Chief Financial Officer and
Corporate Secretary

Schedule A

News Release

NEWS RELEASE 09-12	APRIL 22, 2009

MR. TROY FIERRO JOINS FRONTEER AS CHIEF OPERATING OFFICER

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce the appointment of Troy J. Fierro as Chief Operating Officer ("COO"), a newly created executive position strengthening the Company’s operational and mine-development expertise and focus.

“We have built a pipeline of robust projects and a healthy treasury to fund their advancement toward potential production,” says Dr. Mark O’Dea, Fronteer President and CEO. “We are very pleased Mr. Fierro has joined our team as it greatly strengthens our operational expertise and clearly demonstrates our intent and ability to advance projects toward production.”

As COO, Mr. Fierro will provide leadership in mine development, including engineering and design, mine construction, project start-up and operations management. Mr. Fierro is a proven operator and his appointment as COO will add significant mining experience to our current team as Fronteer transitions towards gold production.

Mr. Fierro has more than 25 years of industry experience. He has previously held senior mining roles with Metallica Resources Inc. and Coeur d’Alene Mines, including overseeing the development, construction or management of mines in Nevada, Mexico, Argentina, Chile and Alaska. Most recently, at Metallica Resources, he played the lead role in the construction of the Cerro San Pedro Mine in Mexico, Metallica’s first operating asset

Fronteer’s Nevada pipeline includes Long Canyon, a gold deposit commencing engineering and metallurgical work in 2009; Northumberland, a former operating mine showing clear development potential; and, Sandman, a property which Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, has the option of advancing to a production decision by June 2011.

“I am very pleased to be associated with a company that has the depth of experience at both the management and board level. I believe Fronteer presents an excellent opportunity to translate the company’s portfolio into exceptional shareholder gains through rapid and efficient development of existing and potential new mining projects,” says Mr. Fierro. “Working with this strong, experienced leadership team will be beneficial to our shareholders as we enter a period of progressive growth, providing a solid platform from which to create long-term, sustainable value for all our shareholders.”

Mr. Fierro has also served as a board member of the Nevada Mining Association and the Northwest Mining Association.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive gold project pipeline in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and 100% ownership of Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations

Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to advancing projects to production involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of mineralization, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.